UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).    Yes  ☐    No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) – Appointment of Chief Financial Officer and Chief Operating Officer

Hamilton, Bermuda | May 27, 2021 – Seadrill Limited (“Seadrill” or the “Company”) (OSE:SDRL, OTCPK:SDRLF), is pleased to announce the appointment of Grant Creed as Chief Financial Officer and Leif Nelson as Chief Operating Officer, both effective immediately.

Grant is an experienced senior finance executive who joined Seadrill in 2013 and, prior to his appointment as Chief Financial Officer, was Chief Restructuring Officer leading Seadrill’s capital restructuring. During his time at Seadrill, Grant has held various positions including VP Mergers & Acquisitions and VP Corporate and Commercial Finance. Prior to joining Seadrill, Grant held M&A Transaction Services and Audit positions at Deloitte and is a chartered accountant.

Reid Warriner, Chief Operating Officer, has taken the decision to step down and will support the company in delivering a smooth handover of activities in the coming months. Leif Nelson, Seadrill’s current Chief Technology Officer will now also serve as the Chief Operating Officer. Having previously been Chief Operating Officer of Seadrill for a number of years, Leif will ensure a smooth continuation of safe and efficient operations.

Stuart Jackson, CEO of Seadrill, said: “Grant has a breadth of experience and extensive expertise in capital market transactions, mergers and acquisitions and driving efficiencies that will be key for the future of Seadrill. His appointment positions the company strategically for the future as we prepare to take the next steps in our financial restructuring, which will see Seadrill solidify its position as a leading provider of offshore drilling services.

“I would like to thank Reid for his service and wish him every success for the future as I welcome Leif back into the role of Chief Operating Officer. The breadth and depth of Leif’s experience in our industry, coupled with a proven track record of delivering safe and efficient operations for our customers will be key to our future success.”

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The company operates 43 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTC Pink markets. For more information, visit https://www.seadrill.com/

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Iain Cracknell

Director of Communications

+44 (0)7765 221 812

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0)203 7454960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: May 27, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)